Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2006

Mr. Michael H. Gersie
Executive Vice President and Chief Financial Officer
711 High Street
Des Moines, IA 50392

> **Re:** **Principal Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-16725**

Dear Mr. Gersie:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief